Exhibit 99.2

Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol
Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

To:	Shareholders of Yandex N.V.
From:	Board of Directors
Date:	June 9, 2023

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on June 30, 2023 (the “AGM Date”), beginning immediately following the Class A Meeting to be held at 16.00 Amsterdam time on that day at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

The AGM is being convened to seek the approval of shareholders of a number of routine matters, including the proposed re-appointment of a non-executive director.

Enclosed with this notice you will find the Agenda for the AGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the AGM.

If you are planning to attend the AGM in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 16.00 (Amsterdam time) on June 28, 2023.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive Business:

1.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2022 financial year. (Decision)

2.	To accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the Company’s Articles of Association, of Alexei Yakovitsky as a non-executive member of the Board of Directors for a four-year term running from the close of the AGM. (Decision)

3.	Appointment of the external auditor of the Company’s consolidated financial statements and statutory accounts for the 2023 financial year (to be prepared under U.S. GAAP). (Decision)

4.	Appointment of the external auditor of the Company’s consolidated financial statements and statutory accounts for the 2023 financial year (to be prepared under IFRS). (Decision)

5.	General authorization of the Board of Directors to issue Class A Shares. (Decision)

6.	General authorization of the Board of Directors to exclude pre-emption rights. (Decision)

7.	General authorization of the Board of Directors to acquire shares in the Company. (Decision)

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Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes are available:

●	at: www.edocumentview.com/YNDX

●	on our website at http://yandex.com/company

●	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

●	from Investor Relations, tel. +31 0 20 206 6970 or by email: askir@yandex-team.com

The Company’s unaudited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s officers at the above address; copies may be requested from Investor Relations.

On June 2, 2023, the total number of Class A Shares outstanding (excluding shares held in treasury) was 325,877,318 with a total of 325,877,318 voting rights; the total number of Class B Shares was 35,698,674 with a total of 356,986,740 voting rights; and one Priority Share. Each Class A Share carries one vote; and each Class B Share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on June 2, 2023, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares and the Priority Share is maintained by the Company.

If you would like to attend the AGM and your Class A Shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. If order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”).

The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

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SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION: taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the AGM send evidence of their ownership or beneficial ownership of shares as of the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company’s website to askir@yandex-team.com. Documents must be submitted by the close of business on June 28, 2023. Validly cast votes will be taken into account when counting votes in accordance with the established procedure.

Agenda item 2 may be deprived of its binding character by means of a resolution adopted by at least two-thirds (2/3) of the votes cast, such two thirds (2/3) majority representing more than fifty percent (50%) of the issued and outstanding capital of the Company. If the binding nomination is not deprived of its binding character, the person nominated (Alexander Yakovitsky) will be deemed re-appointed. All other matters require a resolution of the AGM with an absolute majority of the votes cast at the AGM. Under our Articles of Association, blank or valid votes count towards establishing a quorum, but do not count for voting purposes.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of the Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, June 9, 2023

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Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol
Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: June 09, 2023

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Note

Date:	June 30, 2023 immediately following the Class A Meeting to be convened at 16.00 Amsterdam time that day.

Location:	at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

The AGM is being convened to seek the approval of shareholders of a number of routine matters, including the proposed re-appointment of a non-executive director.

Opening

Introductory remarks

Discharge of Directors

1.	To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2022 financial year. (Decision)

Binding Nomination of a Candidate for Designated Director

2.	To accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the Company’s Articles of Association, of Alexei Yakovitsky to be re-appointed as a non-executive member of the Board of Directors for a four-year term running from the close of the AGM. (Decision)

Appointment of Auditors

3.	To appoint “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2023 financial year (to be prepared under U.S. GAAP). (Decision)

4.	To appoint Reanda Audit & Assurance B.V., an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements and statutory accounts for the 2023 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

5.	To designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

6.	To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the date of the Annual General Meeting. (Decision)

7.	To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

Management will look back on 2022, including the Group’s financial performance.

As the Company noted in the Explanatory Notes prepared for the purposes of the AGM held on December 22, 2022, due to the current geopolitical circumstances, it has not been possible for the Company’s auditors in the Netherlands to issue an audit opinion in respect of accounts for 2021 in 2022. The Board of Directors has adopted such accounts and believes that they present a fair and true view of the financial results and condition of the Company for 2021.

At the Extraordinary General Meeting of Shareholders held on May 15, 2023, the Company’s shareholders approved the appointment of Reanda Audit & Assurance B.V., an independent auditing firm, as the auditor of the Company’s statutory consolidated financial statements for the 2021 and 2022 financial years (to be prepared under IFRS). We expect that this work will be finalized later this year and the audited financial statements will be submitted for shareholders’ approval in due course.

The Company notes that its audited financial statements for 2022 prepared in accordance with U.S. GAAP have been filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F.

Discharge of Directors

1. Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2022 financial year

The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2023 AGM when the resolution to discharge is adopted. Copies of the 2022 US GAAP financial statements have been filed with the U.S. Securities and Exchange Commission as part of the Company’s 2022 Annual Report on Form 20-F.

Binding Nomination of a Candidate for Non-Executive Member of the Board of Directors

2. The holder of the Priority Share (the “Public Interest Foundation”) has the right to make a binding nomination for the appointment by the General Meeting of two Non-Executive Directors (the “Designated Directors”).

The Board of Directors has received a notice from the Public Interest Foundation regarding its binding nomination of Mr. Yakovitsky as a candidate to be reappointed to the position of the Designated Director. It is proposed to accept the binding nomination by the Public Interest Foundation, nominated for re-election in accordance with Article 12 of the Articles of Association, of Alexei Yakovitsky as Designated Director (being a non-executive member of the Board of Directors) for a four-year term running from the close of the AGM.

The binding nomination of Alexei Yakovitsky as Designated Director may be deprived of its binding character by means of a resolution adopted by at least two-thirds (2/3) of the votes cast, such two thirds (2/3) majority representing more than fifty percent (50%) of the issued and outstanding capital of the Company. If the binding nomination is not deprived of its binding character, Alexei Yakovitsky will be deemed appointed. Under our Articles of Association, blank or valid votes count towards establishing a quorum, but do not count for voting purposes.

Alexei Yakovitsky has been a member of the Company’s Board since December 2019. He is a member of the Public Interest Committee.

Mr. Yakovitsky started his career in equity research at United Financial Group (UFG). He was ranked the number 1 telecom analyst for Russia by Institutional Investor in 2004 and was co-head of Russian equity research at UFG and Deutsche Bank (which acquired UFG) in 2005-2008. He then joined VTB Capital in 2008 as co-head of equities and head of research and served as its Moscow CEO from 2009 until Q1 2022. Mr. Yakovitsky has degrees from Moscow Lomonosov State University, Department of History, as well as from the Nelson A. Rockefeller College of Public Affairs and Policy (Albany, US).

The Board of Directors has waived the requirement under Article 12.2 of the Articles of Association that no person shall be eligible for appointment as a non-executive member of the Board of Directors if such person is currently, or within two years prior to appointment has been a senior manager of the state company. For the avoidance of doubt, in the event of any personal conflicts, Mr. Yakovitsky will, like any other member of the Board of Directors, refrain from participating in the Board deliberations and decision-making in that regard, in accordance with Article 13.5 of the Articles of Association.

Appointment of Auditors

3-4. Appointment of the external auditors of the Company

In accordance with Dutch law, the external auditor of the Company is appointed by the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2023 financial year (to be prepared under U.S. GAAP).

At the EGM held in May 2023, the Board proposed to engage Reanda Audit & Assurance B.V., an independent registered public accounting firm, as the auditors for the Company’s statutory consolidated financial statements for the 2021 and 2022 financial years (to be prepared under IFRS). The Company expects that the work relating to financial years 2021 and 2022 will be finalized later this year and the audited financial statements will be submitted for shareholders’ approval accordingly. Now the Company proposes that shareholders also appoint Reanda Audit & Assurance B.V., as auditor of the Company’s consolidated financial statements and statutory accounts for the 2023 financial year (to be prepared under IFRS).

General Designations and authorizations of the Board of Directors

5-7. General authorization of the Board of Directors to (i) issue Class A Shares; (ii) exclude pre-emption rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue Class A Shares in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

In the year ended December 31, 2021, we repurchased an aggregate of 1,226,355 Class A shares at an average price $78.39 per share for a total amount of RUB 6,960 million. In the year ended December 31, 2020, we repurchased an aggregate of 4,228,163 Class A shares at an average price of $33.86 per share, for a total amount of RUB 10,585 million. No repurchases were made the year ended December 31, 2022, or in the current year to date.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on December 22, 2022. These authorizations are a matter of corporate housekeeping in the ordinary course, and the Board of Directors does not have any specific plans for issuance or repurchases at this time.

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Board of Directors Recommendations

Our Board of Directors, consisting solely of independent non-executive members, unanimously recommends that shareholders vote “FOR” of all of the foregoing proposals of the Board set forth above.

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SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION:

Taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the AGM send evidence of their ownership or beneficial ownership of shares on the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company's website to askir@yandex-team.com. Documents must be submitted by close of business on June 28, 2023. If the documents are drawn up correctly, your votes will be taken into account when counting votes in accordance with the established procedure.